LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
A Member of The Lion Group

2 June 2004

04030834

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

RECEIVED
2004 JUN 21 P 12: 1?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 June 2004, Re: Proposed disposal of 18% equity interest in Parkson Investment Pte Ltd and 20% equity interest in Parkson Venture Pte Ltd for a total consideration of RM23.85 million for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 6/22

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 01-06-2004 06:34:44 PM
Reference No LI-040601-A1A94

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed disposal of 18% equity interest in Parkson Investment Pte Ltd and 20% equity interest in Parkson Venture Pte Ltd for a total consideration of RM23.85 million ("Proposed Parkson Disposal")

* **Contents :-**

The Board of Directors of Lion Industries Corporation Berhad ("LICB" or the "Company") refers to the announcements made on 9 September 2003, 5 February 2004, 9 March 2004, 25 March 2004, 26 March 2004 and 15 April 2004.

The Company wishes to announce that:

1. the sale and purchase agreement for the Proposed Parkson Disposal became unconditional on 31 May 2004;

2. Lion Diversified Holdings Berhad ("LDHB") had on 1 June 2004 allotted 4,778,000 LDHB RCULS to LICB for the Proposed Parkson Disposal;

3. the Proposed Parkson Disposal is deemed completed on 1 June 2004; and

4. LDHB, a 59.4% owned subsidiary of the Company, had on 1 June 2004 completed the following proposals, the consideration for which was satisfied by *inter alia,* the isssuance by LDHB of 108,030,000 ordinary shares of RM0.50 each fully paid in the capital of LDHB, representing 23.65% of the enlarged share capital of LDHB to the respective vendors and their nominees:

   i) proposed acquisition of the entire issued and paid-up capital of Likom Caseworks Sdn Bhd;

   ii) proposed subscription of 9,998 new ordinary shares of RM1.00 each in Likom CMS Sdn Bhd ("CMS") and the assumption of all of CMS' obligations to pay to Likom Computer System Sdn Bhd ("LCS") the purchase consideration following the proposed acquisition by CMS of the business and assets of LCS; and

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

iii) proposed acquisition of the development project known as Bandar Mahkota Cheras located off the 10th mile of Jalan Cheras in Kuala Lumpur.

Consequent upon the aforesaid, LDHB and its subsidiaries ceased to be subsidiaries of the Company.

Unless otherwise stated, defined terms used in this announcement shall carry the same meaning as defined in the previous announcements.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

[illegible] 2004